UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 1, 2016

BHP BILLITON LIMITED (ABN 49 004 028 077)	BHP BILLITON PLC (REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, LONDON, UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

BHP Billiton Limited	BHP Billiton Plc
171 Collins Street	Neathouse Place
Melbourne Victoria 3000 Australia	London SW1V 1LH UK
GPO BOX 86	Tel +44 20 7802 4000
Melbourne Victoria 3001 Australia	Fax + 44 20 7802 4111
Tel +61 1300 55 47 57 Fax +61 3 9609 3015	bhpbilliton.com
bhpbilliton.com

29 February 2016

To:	Australian Securities Exchange[1]	cc:	New York Stock Exchange
	London Stock Exchange		JSE Limited

BMO CAPITAL MARKETS 2016 GLOBAL METALS AND MINING CONFERENCE

BHP Billiton Chief Executive Officer, Andrew Mackenzie, today addresses the BMO Conference in Florida. A copy of the speech is attached.

Further information on BHP Billiton can be found at: www.bhpbilliton.com.

Geof Stapledon

Company Secretary, BHP Billiton Plc

[1]	This release was made outside the hours of operation of the ASX market announcements office.

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
Registered in Australia	Registered in England and Wales
Registered Office: 171 Collins Street, Melbourne, Victoria 3000	Registered Office: Neathouse Place, London SW1V 1LH United Kingdom

The BHP Billiton Group is headquartered in Australia

ANDREW MACKENZIE SPEECH TO THE BMO MINING CONFERENCE 2016

Good morning ladies and gentlemen. It is a great pleasure to be here at the 25th Global Metals and Mining conference. Let me point you to the disclaimer and remind you of its importance to this presentation.

We are in challenging times, in some senses, a new era. Economic uncertainty, extreme volatility and geopolitical instability, on top of already well supplied markets, have hurt sentiment, weighed on commodity prices and driven the shares in our sector to decade lows.

The speed, quantum and synchronised nature of those declines have been more than we, or anyone in the industry, could have anticipated. However, we did foresee some of these trends, and took a series of early actions which have prepared us well for current conditions and what we believe is a new era.

Our powerful Tier 1 ore bodies and oil & gas fields, and continually improving productivity, have secured sector-leading margins and operating cash flow even at today’s low prices. We have a strong balance sheet and the highest credit rating in the sector.

Last year we completed the demerger of South32 and, since 2012, divested assets of over US$7 billion to create a vastly simpler company that is better suited to the current environment.

We were the first to embark on a productivity push, delivering over US$10 billion in gains since 2012, and have more than halved capital investment over the same period.

We have maintained a consistent strategy for capital allocation throughout. We remain committed to cash returns to shareholders and have always stated that the strength of our balance sheet is paramount.

This strategy has not changed but economic circumstances have. So we have taken the next step in how we apply our strategy in the new era. Before I explain this, I would like to discuss Samarco.

Samarco

Everyone at BHP Billiton has been deeply affected by the tragic events that took place at Samarco’s iron ore operations in Brazil. Seventeen people are confirmed dead, including five from the community and 12 working on the dams at the time of the accident. Two people also remain unaccounted for.

This is truly heart-breaking and we have established dedicated resources to underpin and help Samarco as it continues the response effort, works to rebuild the communities and restore the environment. With Vale and Samarco, we have commissioned an external investigation into the cause and will publicly release its findings.

We continue to assess the financial impact on BHP Billiton. This period we have recorded an exceptional charge of US$1.2 billion before tax and recognised a number of contingent liabilities.

It is currently too early to say what the final cost may be. However, discussion with the Brazilian government, and the state governments of Minas Gerais and Espírito Santo, on how best to manage and fund the long-term rehabilitation of the affected communities and the environment will provide greater certainty and agreement is close.

Health and safety comes first

The health and safety of our people and the communities in which we operate must come first. We continue to focus on safety and the management and control of fatal risks so as to eliminate serious illness and injury across our business.

The human impact at Samarco has been devastating. It has touched all of us at BHP Billiton and overwhelms our otherwise strong track record at our operated sites where during the last half year, we had no fatalities.

We reported an increase in Total Recordable Injury Frequency to 4.4 per million hours worked. While this is a low level by historic standards, any increase is unacceptable. We will not rest until we create a safe workplace that is free from illness and injury.

Strong cash flow

Last week we released our interim results and so I now turn to our financials. In these difficult market conditions we generated net operating cash flows of US$5.3 billion and free cash flow in every one of our Businesses. The 40 per cent EBITDA margin is significantly higher than our closest peer at only 29 per cent. We have maintained our strong balance sheet, despite substantially weaker prices and significant dividend payments - with net debt broadly stable over the last 12 months.

Sector leading capital management track record

This robust performance, but nonetheless disappointing half year, is built on the strong results BHP Billiton has delivered since the merger and on capital management policies that matched the economic conditions over the last 15 years.

I mainly want to talk about our bright future in a new era, but before we close the history book, please allow me to briefly reflect on the past era, one last and final time.

This period was characterised by steady growth in demand and persistent shortages of supply which rightly encouraged investment in our Tier 1 assets. We grew production by six per cent on average each year and today have higher margins and lower unit costs.

We returned US$77 billion to shareholders through dividends and share buy-backs. This is double the level of cash returns made by any other miner. We maintained the sector’s premier credit rating, confirmed today as straight A by Standard & Poors. We generated the industry’s highest average returns on capital. So we have performed well on average over the last 15 years and, as an industry, delivered low cost and dependable global supply.

But market conditions have now changed, and this half year shows that a new approach and new way of speaking is now required.

Markets are undergoing significant changes

As we forecast, China’s economic growth is slowing as it matures. Although headline GDP growth is consistent with our expectations, its composition has changed more quickly than most anticipated. We see signs of a faster transition from an investment and heavy industry driven economy, to one led by services.

The strength of the service sector creates employment which allows acceleration of important structural reforms, including of State Owned Enterprises. In the near term, as industrial over-capacity is reduced, this will further constrain demand for commodities.

These near-term challenges have been amplified by disruption to the oil markets, broader global uncertainty and constraints to free trade. All have affected sentiment and increased the volatility of commodity prices, which we expect will continue in the short to medium term.

In the longer term, we expect and plan for growth in commodities demand driven by population growth, Chinese reforms, and a rise in living standards in emerging economies and increased trade.

We see significant upside in oil and copper longer term. Although these markets are currently well supplied, we expect demand to continue to grow, while well decline in oil, and grade reductions in copper, erode supply.

Tier 1 assets and operational excellence provide resilience

In this context our portfolio is well placed to retain its competitive advantage. Our Tier 1 mines and oil & gas fields offer large, high-quality reserves in the most prospective commodities, long life, expandability and a low-cost base - both now and into the future.

When combined with our best in class operating performance, these assets will secure free cash flow at all points in the cycle. At spot prices from earlier this month, we expect to generate more than US$3 billion in free cash flow this financial year and even more next financial year with further gains in productivity and reductions in capital investment.

The cash flow we can generate from our Tier 1 assets not only protects us in a prolonged downturn, but importantly also provides us with valuable opportunities for differentiated growth, some of which may only appear at the bottom of the cycle.

Value in our strong balance sheet

All these advantages are enhanced by the competitive strength of our balance sheet, a long-dated maturity-profile with low re-financing risk, a gearing ratio under 30 per cent, the highest credit rating in the sector (straight A confirmed), and the best track record in operational and capital productivity. That is why, despite falling commodity prices and significant dividend payments, net debt remained broadly stable year-on-year.

So our strong balance sheet and operating performance allows us to insulate our Tier 1 assets through periods of increased volatility and capitalise on opportunities at all points in the cycle. But if we are to handle the short to medium term price volatility and capitalise on the longer-term growth, especially in emerging markets, to maximise returns in the world we now face, now is the time to update our capital management policies.

A more flexible dividend policy

The Board has adopted a dividend pay-out policy of a minimum 50 per cent of Underlying attributable profit. This is at a level equivalent to the cash we have returned via dividends and buybacks since the merger of BHP and Billiton. This decision has not been taken lightly and the new policy does not in any way reduce our desire to pay material dividends in the future.

The Board has determined an interim dividend of 16 US cents per share. This includes four cents per share in accordance with our new pay-out policy, plus the Board has exercised its discretion to also pay an additional amount of 12 US cents per share. The combined dividend of 16 US cents per share, significantly exceeds the minimum 50 per cent pay-out ratio and also recognises the importance shareholders place on cash returns.

A pay-out ratio is the right dividend policy for the world today. It is suited to the increasing volatility and cyclicality that we face and complements our simplified portfolio, our focus on productivity, reduced capital expenditure and the variety and length of our debt book, to position us well for the challenges ahead.

Financial discipline to maximise returns and value

As I mentioned earlier, this financial year we expect to generate, at current spot prices, significant free cash flow - and even more next financial year. This flow will cover the new dividend policy and provide greater scope to improve capital allocation and maximise returns. All projects that deserve capital are included in our funding plans. Excess free cash flow will be dedicated to value creation and shareholder returns.

Let me be clear, that is value and returns, not volume. We will be accountable for every dollar we spend and strictly adhere to our capital allocation hierarchy, which has been enhanced to reflect the changing conditions we face.

First, we start with maintenance capital, to drive safety and operational excellence, then comes the balance sheet, to be protected at all stages of the cycle. Then the new dividend policy, closely linked to business performance. And finally excess free cash flow will be used for additional returns to shareholders (buy backs or dividends), organic and inorganic value creation projects, or used to strengthen our balance sheet. Rigorous competition for capital makes sure there is absolute focus to deliver value to shareholders.

Competition for free cash flow

In the 2016 financial year we now anticipate capital and exploration expenditure of US$7 billion and no more than US$5 billion in the 2017 financial year. This is a total of US$3.5 billion below previous guidance. With the exception of reduced spend on shale and minor and improvement projects, this decline reflects increased capital productivity. We now deliver the same for less and, in future, will have increased discretion as major projects are completed.

Capital efficient projects that leverage existing infrastructure and release latent capacity continue to present attractive near-term opportunities, even at current prices. High quality medium to longer term projects, that enjoy security of tenure, will only be pursued at a time when they add greater value than all other options and do not exacerbate the current supply-demand imbalances. We will continue to selectively invest in copper and conventional oil exploration to deliver quality resources in anticipation of demand and price recovery in the longer term.

Finally, in the current environment, our financial strength and optionality has never been more important as others in the sector face growing pressure. Our new dividend policy will not dilute our cost discipline or productivity focus.

More to come from productivity

Our emphasis on productivity has not waned as we build on the track record of $10 billion of annualised and sustainable productivity led gains which have driven large reductions in capital spend. Since our focus on productivity began in 2012, we have reduced unit costs to below 2006 levels. In the 2016 financial year alone, when adjusted for the impact of lower grades at Escondida, we expect to realise further gains of US$2.1 billion. While we are rightly proud of the significant productivity-led gains we have already banked, we are not satisfied and continue to see further opportunities.

Alongside our new dividend policy we have also announced the next step to further streamline and simplify our Company. This has been made possible by the demerger and the string of preceding divestments that have created this stunningly simple portfolio.

This step further frees our assets to focus on safety, volume and cost and increases the efficiency and global integration of our functional activities. If we are to continue the required delivery of productivity and growth at the pace of recent years, a new way of working is necessary. We believe we have it.

To prioritise growth options, strategy will be fully centralised and integrated under the Chief Financial Officer. He will arbitrate the competition for capital between more cash for shareholders (dividends or buybacks) and organic or inorganic investment, to make sure every dollar counts to maximise returns.

Our operations will be organised into less than 10 large Assets (or group of mines and fields for the commodity or region) co-ordinated regionally for Minerals and dedicated to safety, volume and cost. All led by long-term operators with increased accountability.

The performance of the assets will be lifted by a fully global set of integrated functions, like HR, Finance, and Supply. By eliminating duplication and layers while increasing spans of control, we will reduce cost by US$130 million to US$200 million annually.

We have also created two new centres of excellence - for maintenance, the biggest lever that can drive future safety and operating cost improvement - and projects, to deliver further efficiency in all our capital costs.

These organisational changes require significantly fewer people to lead and run our Company and align with our talent management strategy, to develop deeper capability and higher expertise among the people in our assets and functions.

We will become more agile and more diverse, and better placed to respond to the challenges and opportunities presented by a rapidly changing global marketplace in the new era.

We will deliver new levels of safety, productivity, cost and risk management with an accelerated pace of best practice sharing and more rapid adoption of new technology, led by our new Chief Technology Officer.

Conclusion

So in summary, while challenging market conditions are expected to persist for some time, our asset quality and operating excellence, organisational efficiency and leadership, financial strength and optionality and disciplined capital hierarchy, position us to lead our sectors.

Our superior asset base generates sustainable free cash flow. The strength of our balance sheet absorbs the impact of volatility. And our new dividend policy links shareholder returns more closely with business performance.

The adaptability and speed of response we have created sets BHP Billiton apart from its peers and positions us to deliver shareholder value through the cycle. We have protected our downside through improved productivity, balance sheet strength, our new dividend policy and we hope an agreement in Brazil soon. This has laid the foundation for inexorable efficiency gains for growth, by increasing our options and our capacity to fund them at the best time for value. Thank you.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: March 1, 2016	By:	/s/ Geof Stapledon
	Name:	Geof Stapledon
	Title:	Company Secretary